Exhibit 99.1

News Release

PartnerRe Ltd. Reports Second Quarter and Half Year 2022 Results

▪On July 12, 2022, Covéa Coopérations S.A. completed the acquisition of PartnerRe Ltd. from EXOR Nederland N.V.
▪PartnerRe continues to show strong progress on its operating results. Operating income was $328 million for the second quarter and $502 million for the half year, which provided an operating income return on equity of 15.0% through the first six months. Net loss attributable to common shareholders of $606 million for the second quarter and $1,146 million for the half year
▪The net loss was driven by unrealized losses on fixed maturities of $591 million and $1,413 million for the second quarter and half year, respectively, due to increasing interest rates. As of June 30, 2022, reinvestment rates were on average 4.7% compared to the Company's fixed income investment portfolio yield of 2.5% for the second quarter
▪Non-life underwriting profit of $282 million (combined ratio of 79.3%, a 9.3 point improvement) for the second quarter and $481 million (combined ratio of 81.9%, a 10.5 point improvement) for the half year
▪Life and Health had an allocated underwriting profit of $60 million for the second quarter and $44 million for the half year
▪Gross written premium increased 5% for the quarter and 10% for the half year, and net premiums written were up 7% for the quarter and 11% for the half year
▪Cash flow from operations of $300 million for the quarter and $684 million for the half year

PEMBROKE, Bermuda, August 3, 2022 - PartnerRe Ltd. ("the Company") today reported net loss attributable to common shareholder of $606 million for the second quarter of 2022, compared to income of $314 million for the same period of 2021. Net loss attributable to common shareholder was $1,146 million for the half year 2022, compared to income of $248 million for the same period of 2021. Operating income was $328 million for the second quarter of 2022, compared to operating income of $151 million for the same period of 2021. Operating income for the half year 2022 was $502 million compared to operating income of $192 million for the same period of 2021. Operating income for the second quarter and the half year 2022 improved over the same periods of 2021 as a result of improvements in the underwriting results for all three segments.

Operating income is a non-GAAP financial measure. See "Non-GAAP Financial Measures - Regulation G" for a reconciliation of non-GAAP measures.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

News Release
PartnerRe President and Chief Executive Officer Jacques Bonneau commented, “With the completion of Covéa’s acquisition of PartnerRe in early July, we are excited to join a group with such an established history, strong brand and robust financial strength. As our financial results for the half year demonstrate, with an annualized operating return on equity of 15.0%, an improvement in our non-life combined ratio of 10.5 points year-over-year, and our growing life operations and third party capital management, we believe we can make an immediate contribution to the Covéa group.
I am thankful for our relationship with Exor, which we will continue through their meaningful contribution to our third-party capital platform. We look forward to our future with Covéa and to further increasing the value that we provide to all of our clients, distribution partners, capital partners and other stakeholders."
Highlights for the second quarter and half year 2022 compared to the same periods of 2021 are included below.
Non-Life:
▪Non-life net premiums written were up 8% for the second quarter of 2022 and were up 13% for the half year 2022 compared to the same periods of 2021, driven by the P&C segment, which increased by 13% and 19%, respectively due to growth in the current underwriting year and additional premiums from prior underwriting years.
▪The Non-life underwriting profit was $282 million (combined ratio of 79.3%) for the second quarter of 2022 and $481 million (combined ratio of 81.9%) for the half year 2022. This compares to Non-life underwriting profit of $150 million (combined ratio of 88.6%) and $190 million (combined ratio of 92.4%) for the second quarter and half year 2021, respectively.
▪Large losses, net of retrocession and reinstatement premiums, were $45 million for the second quarter of 2022 and included $41 million related to the Natal Floods and $4 million related to the Australian Floods. These events adversely impacted the P&C and Specialty combined ratios by 3.4 points and 3.0 points, respectively. This compared to losses for Winter Storm Uri of $16 million for the second quarter of 2021, which primarily impacted the Specialty segment.
▪Large losses, net of retrocession and reinstatement premiums, were $131 million for the half year 2022 and included $50 million related to the ongoing conflict between Russia and Ukraine, $41 million related to the Natal Floods and $40 million related to the Australian Floods. These events adversely impacted the P&C and Specialty combined ratios by 3.5 points and 7.9 points, respectively. This compared to losses for Winter Storm Uri of $120 million for the half year 2021, which had an adverse impact of 5.6 points and 3.2 points on the P&C and Specialty combined ratios, respectively. The conflict between Russia and Ukraine is an ongoing event with minimal

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

News Release
loss reporting from cedants at this time. The Company continues to evaluate and quantify the full extent of its impact.
▪The P&C segment reported a combined ratio of 79.2% and 80.2% for the second quarter and half year 2022, respectively, compared to 93.5% and 95.5% for the second quarter and half year 2021, respectively. Excluding the impact of large losses, the improvement in the combined ratio across both comparative periods was driven by prior years' reserve development, which was 9.0 points favorable for the second quarter of 2022, an improvement of 14.7 points, and 6.4 points favorable for the half year 2022, an improvement of 9.4 points. The combined ratio for the second quarter and half year 2022 also benefited from an improvement in the current accident year attritional loss ratio, driven by rate increases and reductions in less profitable lines.
▪The Specialty segment reported a combined ratio of 79.6% and 85.5% for the second quarter and half year 2022, respectively, compared to 79.5% and 86.9% for the second quarter and half year 2021, respectively. Excluding the impact of large losses, the combined ratio across both comparative periods benefited from a change in the business mix, which resulted in an improvement in the current accident year attritional loss ratio, partially offset by an increase in the acquisition cost ratio. Prior year development was 5.9 points and 2.6 points favorable for the second quarter and half year 2022, respectively, compared to 11.0 points and 1.5 points favorable for the same periods of 2021.
Life and Health:
▪Net premiums written were up 6% for the second quarter and up 3% for the half year 2022, compared to the same periods of 2021, reflecting growth in long-term protection and longevity business.
▪Allocated underwriting result was a profit of $60 million and $44 million for the second quarter and half year 2022, respectively, compared to a profit of $23 million and $43 million for the second quarter and half year 2021, respectively. The increase in allocated underwriting result was driven by an improvement in year-over-year experience related to COVID-19 and improvements in the short-term protection and longevity business. This was partially offset by higher losses on the long-term protection business, driven partially by non-recurring prior year recapture gains occurring in the first quarter of 2021, and adverse impacts on the guaranteed minimum death benefits line of business from less favorable equity market activity in 2022 compared to 2021.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	3

News Release
Investments:
▪Net investment return in the second quarter of 2022 was a loss of $891 million, or (4.6)%, and included net realized and unrealized investment losses of $986 million of which $954 million was unrealized, partially offset by net investment income of $92 million, and interest in earnings of equity method investments of $3 million. This compares to a net investment return of $321 million, or 1.6%, for the second quarter of 2021, which included net investment income of $95 million, net realized and unrealized investment gains of $216 million and interest in earnings of equity method investments of $10 million.
▪Net investment return for the half year 2022 was a loss of $1,526 million, or (7.9)%, which included net realized and unrealized investment losses of $1,725 million of which $1,712 million was unrealized, partially offset by net investment income of $183 million, and interest in earnings of equity method investments of $16 million. This compares to a net investment return of $302 million, or 1.5%, for the half year 2021, which included net investment income of $182 million, net realized and unrealized investment gains of $80 million, and interest in earnings of equity method investments of $40 million.
▪Net investment income decreased $3 million, or 2.8%, for the second quarter of 2022 and increased $1 million, or 0.4%, for the half year 2022, compared to the same periods of 2021. Net investment income across both comparative periods benefited from higher reinvestment rates, due to increases in worldwide risk-free rates and credit spreads, and as well as lower external management fees. However these benefits were offset by the inclusion of certain non-recurring dividends in the comparative periods.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

News Release
▪Net realized and unrealized investment losses of $986 million for the second quarter of 2022 (2021: $216 million gain) and $1,725 million for the half year 2022 (2021: $80 million gain) included:
◦Net realized and unrealized investment losses on fixed maturities and short-term investments were $593 million for the second quarter of 2022 (2021: $84 million gain) and $1,411 million for the half year 2022 (2021: $255 million loss). These losses, of which $591 million for the second quarter and $1,413 million for the half year were unrealized, were driven by increases in worldwide risk-free rates, a widening of worldwide credit spreads and losses on real estate sector investments in the Company's Asia high yield portfolio.
◦Net realized and unrealized investment losses on equities of $350 million for the second quarter of 2022 (2021: $76 million gain) and $228 million for the half year 2022 (2021: $228 million gain). These losses, of which $316 million for the second quarter and $204 million for the half year were unrealized, were driven by mark-to-market losses on public equity funds resulting from decreases in worldwide equity markets.
◦Net realized and unrealized investment losses on other invested assets and investments in real estate of $43 million for the second quarter of 2022 (2021: $57 million gain) and $86 million for the half year 2022 (2021: $107 million gain). These losses, of which $46 million for the second quarter and $95 million for the half year were unrealized, were driven by mark-to-market losses on the US bank loan portfolio. The half year 2022 also includes unrealized losses on certain private equity funds.
▪Interest in earnings of equity method investments of $3 million in the second quarter of 2022 and $16 million for half year of 2022 primarily reflects mark-to-market gains on certain real estate and private equity funds.
▪As of June 30, 2022, reinvestment rates were on average 4.7% compared to the Company's fixed income investment portfolio yield of 2.5% for the second quarter of 2022.
Other Income Statement Items:
▪Other expense ratio was 5.3% and 5.2% for the second quarter and half year 2022, respectively. This compared to an other expense ratio of 5.4% and 5.5% for the same periods of 2021. During a period of growth in net premiums earned, other expenses were held flat for the second quarter and half year 2022.
▪Net foreign exchange gains were $48 million and $13 million for the second quarter and half year 2022, respectively, driven by the appreciation of the U.S. dollar against all major currencies, partially offset by the cost of hedging. This compared to net foreign exchange losses of $30 million for the second quarter of 2021, driven primarily by the depreciation of the U.S. dollar against the Canadian dollar, and $59 million for the half year 2021, driven by depreciation of the U.S. dollar

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	5

News Release
against certain major currencies, primarily the Canadian dollar, and appreciation against the Euro, and the cost of hedging.
▪Interest expense was $14 million for the second quarter of 2022 and 2021, and $28 million for the half year 2022 and 2021.
▪Preferred dividends of $2 million and $5 million for the second quarter and half year 2022, respectively, compared to $7 million and $18 million for the same periods of 2021. The decrease was due to the Company fully redeeming its Series G, H and I preferred shares in May 2021. Following the redemption, only Series J preferred shares remain.
▪Income tax expense was $24 million on pre-tax losses of $580 million in the second quarter of 2022 compared to an expense of $38 million on pre-tax income of $380 million for the same period of 2021. Income tax expense was $1 million on pre-tax losses of $1,139 million for the half year 2022 compared to an expense of $23 million on pre-tax income of $310 million for the half year 2021.
Balance Sheet, Capitalization and Cash Flows:
▪Total investments and cash and cash equivalents were $18.7 billion at June 30, 2022, down 8.3% compared to December 31, 2021. The decrease to June 30, 2022 was primarily driven by unrealized investment losses due to an increase in worldwide risk-free rates, the widening of worldwide credit spreads, mark-to-market losses on public and private equities, and the impact of the strengthening U.S. dollar on foreign currencies.
▪Cash and cash equivalents, fixed maturities, and short-term investments, which are government issued or investment grade fixed income securities, were $13.3 billion at June 30, 2022, representing 71% of the total investments and cash and cash equivalents.
▪The average credit rating of the fixed income portfolio was AA- as of June 30, 2022. The expected average duration of the public fixed income portfolio at June 30, 2022 was 4.0 years, while the average duration of the Company’s liabilities was 4.1 years.
▪There were no dividends declared and paid to common shareholders during the second quarter of 2022 or the second quarter of 2021. Dividends declared and paid to common shareholders were $178 million for the half year 2022, compared to no dividends for the half year 2021.
▪Common shareholder's equity (or book value) of $6.0 billion and tangible book value of $5.5 billion at June 30, 2022 decreased by 18.2% and 19.6%, respectively, compared to December 31, 2021, primarily due to the comprehensive loss for the half year 2022 and by dividends on common and preferred shares.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	6

News Release
▪Total capital was $8.0 billion at June 30, 2022, down 14.8% compared to December 31, 2021, primarily due to the decrease in book value described above and the decrease in the U.S dollar value of the Company's Euro denominated debt, as the U.S dollar strengthened against the Euro during the first half of 2022.
▪Cash provided by operating activities was $300 million and $684 million for the second quarter and half year 2022, respectively, compared to $62 million and $431 million for the second quarter and half year 2021, respectively. The increases for the second quarter and half year 2022 over the same periods of 2021 were primarily driven by non-life cash flows, as the comparative periods included a premium paid for the loss portfolio transfer and adverse development cover entered into during the second quarter of 2021.
▪On July 12, 2022, Covéa Coopérations S.A. (Covéa) completed the acquisition of PartnerRe Ltd. from EXOR Nederland N.V. (Exor). Preferred shares issued by PartnerRe Ltd. were not included in the transaction. Concurrent with the close of the transaction, the Company reduced a portion of its ownership in Exor public equity funds for total consideration of $772 million. Third-party capital managed by the Company remains unchanged as a result of the transaction, as Exor acquired Covéa's interest in the Company's third-party capital vehicles.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	7

News Release
PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2021, total revenues were $7.4 billion. At June 30, 2022, total assets were $27.3 billion, total capital was $8.0 billion and total shareholders’ equity was $6.2 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com
Please refer to the "Financial Information - Annual Reports" section of the Company's website for a copy of the Company's Annual Report on Form 20-F at: www.partnerre.com/financial-information/annual-reports/
Forward-looking statements contained in this press release, such as those related to company performance, including the impact of the ongoing COVID-19 pandemic (including the related impact on the U.S. and global economies), are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, pandemic or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.
The Company’s estimate for recent catastrophic and pandemic losses is based on a preliminary analysis of the Company’s exposures, the current assumption of total insured industry losses and preliminary information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims information received to date. The ultimate loss therefore may differ materially from the current preliminary estimate.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	8

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive (Loss) Income (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Revenues
Gross premiums written	$2,145,364	$2,037,729	$4,976,886	$4,506,796
Net premiums written	$1,927,988	$1,794,301	$4,253,856	$3,842,608
Increase in unearned premiums	(131,822)	(68,297)	(748,081)	(512,220)
Net premiums earned	1,796,166	1,726,004	3,505,775	3,330,388
Net investment income	91,981	94,588	182,571	181,810
Net realized and unrealized investment (losses) gains	(985,654)	216,390	(1,725,356)	79,961
Other income	9,828	7,014	18,123	13,139
Total revenues	912,321	2,043,996	1,981,113	3,605,298
Expenses
Losses and loss expenses	1,031,890	1,192,826	2,179,989	2,408,144
Acquisition costs	399,846	341,095	754,416	652,385
Other expenses	96,177	94,156	183,498	183,789
Interest expense	13,738	13,973	27,492	27,974
Amortization of intangible assets	2,253	2,240	4,502	4,477
Net foreign exchange (gains) losses	(48,086)	29,784	(12,900)	58,700
Total expenses	1,495,818	1,674,074	3,136,997	3,335,469
(Loss) income before taxes and interest in earnings of equity method investments	(583,497)	369,922	(1,155,884)	269,829
Income tax expense	(23,517)	(37,741)	(1,136)	(23,057)
Interest in earnings of equity method investments	3,277	9,772	16,393	39,925
Net (loss) income	(603,737)	341,953	(1,140,627)	286,697
Preferred dividends	2,438	7,198	4,876	17,818
Loss on redemption of preferred shares	—	21,234	—	21,234
Net (loss) income attributable to common shareholder	$(606,175)	$313,521	$(1,145,503)	$247,645
Comprehensive (loss) income
Net (loss) income	$(603,737)	$341,953	$(1,140,627)	$286,697
Change in currency translation adjustment	(33,506)	18,173	(10,961)	66,863
Change in net unrealized gains or losses on investments, net of tax	—	(487)	—	(128)
Change in unfunded pension obligation, net of tax	166	(121)	266	1,157
Comprehensive (loss) income	$(637,077)	$359,518	$(1,151,322)	$354,589

(1) The Company's common shares included in shareholders' equity were owned by EXOR Nederland N.V. at June 30, 2022 and were not publicly traded. As such, per share data is not meaningful to present.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	June 30, 2022	December 31, 2021
Assets
Investments:
Fixed maturities, at fair value	$12,473,350	$14,071,274
Short-term investments, at fair value	390,925	205,146
Equities, at fair value	1,574,856	1,751,584
Investments in real estate	60,877	67,539
Other invested assets	3,388,851	3,601,245
Total investments	17,888,859	19,696,788
Cash and cash equivalents	774,110	660,897
Accrued investment income	98,391	94,997
Reinsurance balances receivable	3,901,321	3,063,153
Reinsurance recoverable on paid and unpaid losses	1,637,461	1,787,493
Prepaid reinsurance premiums	475,512	216,338
Funds held by reinsured companies	481,227	561,576
Deferred acquisition costs	1,047,510	920,779
Deposit assets	88,927	109,528
Net tax assets	151,831	154,472
Goodwill	456,380	456,380
Intangible assets	94,298	98,818
Other assets	226,793	208,652
Total assets	$27,322,620	$28,029,871
Liabilities
Non-life reserves	$11,940,890	$12,047,792
Life and health reserves	2,533,136	2,638,086
Unearned premiums	3,450,053	2,501,161
Other reinsurance balances payable	775,778	744,735
Debt	1,836,067	1,897,499
Deposit liabilities	4,688	5,077
Net tax liabilities	58,915	90,974
Accounts payable, accrued expenses and other (1)	513,199	560,561
Total liabilities	21,112,726	20,485,885
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 8,000,000 shares; aggregate liquidation value: $200,000)	8,000	8,000
Additional paid-in capital	1,929,934	1,929,934
Accumulated other comprehensive loss	(40,401)	(29,706)
Retained earnings	4,312,361	5,635,758
Total shareholders’ equity	6,209,894	7,543,986
Total liabilities and shareholders’ equity	$27,322,620	$28,029,871

(1) Includes payables for securities purchased of $167 million as at June 30, 2022 compared to $202 million as at December 31, 2021.

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Net cash provided by operating activities	$300,342	$62,217	$683,701	$431,365
Net cash used in investing activities	(371,564)	(441,977)	(366,316)	(1,387,543)
Net cash used in financing activities	(2,438)	(644,439)	(182,769)	(461,753)
Effect of foreign exchange rate changes on cash	(14,962)	2,059	(21,403)	(9,634)
(Decrease) increase in cash and cash equivalents	(88,622)	(1,022,140)	113,213	(1,427,565)
Cash and cash equivalents - beginning of period	862,732	1,945,408	660,897	2,350,833
Cash and cash equivalents - end of period	$774,110	$923,268	$774,110	$923,268

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended June 30, 2022
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,215	$497	$1,712	$433	$—	$2,145
Net premiums written	$1,099	$402	$1,501	$427	$—	$1,928
(Increase) decrease in unearned premiums	(168)	35	(133)	1	—	(132)
Net premiums earned	$931	$437	$1,368	$428	$—	$1,796
Losses and loss expenses	(463)	(221)	(684)	(348)	—	(1,032)
Acquisition costs	(255)	(119)	(374)	(26)	—	(400)
Technical result	$213	$97	$310	$54	$—	$364
Other income	—	—	—	9	1	10
Other expenses	(20)	(8)	(28)	(22)	(46)	(96)
Underwriting result	$193	$89	$282	$41	n/a	$278
Net investment income				19	73	92
Allocated underwriting result				$60	n/a	n/a
Net realized and unrealized investment losses					(986)	(986)
Interest expense					(14)	(14)
Amortization of intangible assets					(2)	(2)
Net foreign exchange gains					48	48
Income tax expense					(23)	(23)
Interest in earnings of equity method investments					3	3
Net loss					n/a	$(604)
Loss ratio (1)	49.7%	50.6%	50.0%
Acquisition ratio (2)	27.4	27.2	27.3
Technical ratio (3)	77.1%	77.8%	77.3%
Other expense ratio (4)	2.1	1.8	2.0
Combined ratio (5)	79.2%	79.6%	79.3%

	For the three months ended June 30, 2021
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,126	$502	$1,628	$410	$—	$2,038
Net premiums written	$971	$421	$1,392	$402	$—	$1,794
(Increase) decrease in unearned premiums	(108)	35	(73)	5	—	(68)
Net premiums earned	$863	$456	$1,319	$407	$—	$1,726
Losses and loss expenses	(573)	(257)	(830)	(363)	—	(1,193)
Acquisition costs	(217)	(97)	(314)	(27)	—	(341)
Technical result	$73	$102	$175	$17	$—	$192
Other income	—	—	—	7	—	7
Other expenses	(17)	(8)	(25)	(21)	(48)	(94)
Underwriting result	$56	$94	$150	$3	n/a	$105
Net investment income				20	75	95
Allocated underwriting result				$23	n/a	n/a
Net realized and unrealized investment gains					216	216
Interest expense					(14)	(14)
Amortization of intangible assets					(2)	(2)
Net foreign exchange losses					(30)	(30)
Income tax expense					(38)	(38)
Interest in earnings of equity method investments					10	10
Net income					n/a	$342
Loss ratio (1)	66.4%	56.4%	62.9%
Acquisition ratio (2)	25.1	21.3	23.8
Technical ratio (3)	91.5%	77.7%	86.7%
Other expense ratio (4)	2.0	1.8	1.9
Combined ratio (5)	93.5%	79.5%	88.6%
(1) Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.
(2) Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.
(3) Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.
(4) Other expense ratio is obtained by dividing other expenses by net premiums earned.
(5) Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the six months ended June 30, 2022
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$3,039	$1,078	$4,117	$860	$—	$4,977
Net premiums written	$2,534	$876	$3,410	$844	$—	$4,254
Increase in unearned premiums	(717)	(28)	(745)	(3)	—	(748)
Net premiums earned	$1,817	$848	$2,665	$841	$—	$3,506
Losses and loss expenses	(931)	(496)	(1,427)	(753)	—	(2,180)
Acquisition costs	(489)	(212)	(701)	(54)	—	(755)
Technical result	$397	$140	$537	$34	$—	$571
Other income	—	—	—	17	1	18
Other expenses	(39)	(17)	(56)	(44)	(83)	(183)
Underwriting result	$358	$123	$481	$7	n/a	$406
Net investment income				37	146	183
Allocated underwriting result				$44	n/a	n/a
Net realized and unrealized investment losses					(1,725)	(1,725)
Interest expense					(28)	(28)
Amortization of intangible assets					(5)	(5)
Net foreign exchange gains					13	13
Income tax expense					(1)	(1)
Interest in earnings of equity method investments					16	16
Net loss					n/a	$(1,141)
Loss ratio	51.2%	58.5%	53.5%
Acquisition ratio	26.9	25.0	26.3
Technical ratio	78.1%	83.5%	79.8%
Other expense ratio	2.1	2.0	2.1
Combined ratio	80.2%	85.5%	81.9%

	For the six months ended June 30, 2021
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$2,643	$1,033	$3,676	$831	$—	$4,507
Net premiums written	$2,124	$901	$3,025	$818	$—	$3,843
Increase in unearned premiums	(489)	(20)	(509)	(4)	—	(513)
Net premiums earned	$1,635	$881	$2,516	$814	$—	$3,330
Losses and loss expenses	(1,110)	(578)	(1,688)	(720)	—	(2,408)
Acquisition costs	(417)	(175)	(592)	(60)	—	(652)
Technical result	$108	$128	$236	$34	$—	$270
Other income	—	—	—	13	—	13
Other expenses	(34)	(12)	(46)	(43)	(95)	(184)
Underwriting result	$74	$116	$190	$4	n/a	$99
Net investment income				39	143	182
Allocated underwriting result				$43	n/a	n/a
Net realized and unrealized investment gains					80	80
Interest expense					(28)	(28)
Amortization of intangible assets					(4)	(4)
Net foreign exchange losses					(59)	(59)
Income tax expense					(23)	(23)
Interest in earnings of equity method investments					40	40
Net income					n/a	$287
Loss ratio	67.9%	65.6%	67.1%
Acquisition ratio	25.5	19.9	23.5
Technical ratio	93.4%	85.5%	90.6%
Other expense ratio	2.1	1.4	1.8
Combined ratio	95.5%	86.9%	92.4%

Supplementary Financial Information
PartnerRe Ltd.
Investment Portfolio
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	June 30, 2022		December 31, 2021
Investments:
Fixed maturities
U.S. government	$895,947	5%	$1,210,113	6%
U.S. government sponsored enterprises	809,602	5	908,659	5
U.S. states, territories and municipalities	61,682	—	108,059	1
Non-U.S. sovereign government, supranational and government related	1,904,430	11	2,181,127	11
Corporate bonds	5,142,157	29	5,441,908	28
Mortgage/asset-backed securities	3,659,532	20	4,221,408	21
Total fixed maturities	12,473,350	70	14,071,274	72
Short-term investments	390,925	2	205,146	1
Equities	1,574,856	9	1,751,584	9
Investments in real estate	60,877	—	67,539	—
Other invested assets (1)	3,388,851	19	3,601,245	18
Total investments	$17,888,859	100%	$19,696,788	100%
Cash and cash equivalents	774,110		660,897
Total investments and cash and cash equivalents	$18,662,969		$20,357,685
Maturity distribution:
One year or less	$1,463,891	12%	$1,086,283	8%
More than one year through five years	4,513,622	35	4,235,065	29
More than five years through ten years	1,784,291	14	2,971,089	21
More than ten years	1,442,939	11	1,762,575	12
Subtotal	9,204,743	72	10,055,012	70
Mortgage/asset-backed securities	3,659,532	28	4,221,408	30
Total fixed maturities and short-term investments	$12,864,275	100%	$14,276,420	100%
Credit quality by market value (Total fixed maturities and short-term investments):
AAA	$1,695,311	13%	$1,902,640	13%
AA	5,823,896	45	6,751,903	47
A	1,748,327	14	1,750,574	13
BBB	3,285,791	26	3,398,661	24
Below Investment Grade/Unrated	310,950	2	472,642	3
	$12,864,275	100%	$14,276,420	100%
Expected average duration		4.0Yrs		4.0Yrs
Average yield to maturity at market		4.7%		2.7%
Average credit quality		AA-		AA-
(1) Other invested assets at June 30, 2022 and December 31, 2021 include $1.0 billion and $1.1 billion, respectively, of U.S. bank loans managed under an externally managed mandate. The mandate primarily invests in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. The weighted average credit rating as at June 30, 2022 was BB/BB- with the single largest issuer being 2.8% of the Company's bank loan portfolio.

Supplementary Financial Information

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

June 30, 2022
	Fair Value	Percentage of Fair Value of Corporate Bonds	Percentage to Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Financial services	$1,448,295	28.2%	7.8%	0.5%
Consumer cyclical	606,489	11.8	3.2	0.3%
Real estate	514,215	10.0	2.8	0.2%
Utilities	489,716	9.5	2.6	0.4%
Industrial	463,504	9.0	2.5	0.2%
Consumer non-cyclical	421,714	8.2	2.3	0.2%
Energy	302,699	5.9	1.6	0.2%
Communications	292,073	5.7	1.6	0.2%
Technology	275,351	5.4	1.5	0.3%
Insurance	202,673	3.9	1.1	0.1%
Basic materials	125,377	2.4	0.7	0.2%
Other	51	—	—	—
Total Corporate bonds	$5,142,157	100.0%	27.7%
Finance sector - Corporate bonds
Banks	$731,122	14.3%	3.9%
Financial services	463,182	9.0	2.5
Investment banking and brokerage	253,991	4.9	1.4
Total finance sector - Corporate bonds	$1,448,295	28.2%	7.8%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$—	$29,267	$291,110	$378,198	$32,547	$731,122
Financial services	—	51,236	214,662	164,725	32,559	463,182
Investment banking and brokerage	—	1,381	85,701	165,178	1,731	253,991
Total finance sector - Corporate bonds	$—	$81,884	$591,473	$708,101	$66,837	$1,448,295
% of total	—%	5.7%	40.8%	48.9%	4.6%	100.0%
Concentration of investment risk - The top 10 Corporate bond issuers account for 11.5% of the Company’s total corporate bonds. The single largest issuer accounts for 1.8% of the Company’s total Corporate bonds and is included in the Financial sector above.

Supplementary Financial Information

PartnerRe Ltd.
Composition of Net Investment Income and Net Realized and Unrealized Investment (Losses) Gains
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Fixed maturities	$65,893	$78,167	$139,175	$149,646
Short-term investments and cash and cash equivalents	1,102	2,006	1,448	2,811
Equities, investments in real estate, funds held and other	35,746	31,372	64,591	58,798
Investment expenses	(10,760)	(16,957)	(22,643)	(29,445)
Net investment income	$91,981	$94,588	$182,571	$181,810
Net realized investment (losses) gains on fixed maturities and short-term investments	$(1,387)	$10,538	$1,847	$15,401
Net realized investment (losses) gains on equities	(33,153)	3,257	(23,424)	16,048
Net realized investment gains on other invested assets	2,906	9,684	7,984	92,264
Net realized investment (losses) gains	$(31,634)	$23,479	$(13,593)	$123,713
Change in net unrealized investment (losses) gains on fixed maturities and short-term investments	$(591,464)	$73,242	$(1,412,785)	$(270,293)
Change in net unrealized investment (losses) gains on equities	(316,381)	72,792	(204,306)	212,077
Change in net unrealized investment (losses) gains on other invested assets	(46,175)	46,217	(94,518)	13,702
Net other realized and unrealized investment gains (losses)	—	660	(154)	762
Change in net unrealized investment (losses) gains	$(954,020)	$192,911	$(1,711,763)	$(43,752)
Net realized and unrealized investment (losses) gains	$(985,654)	$216,390	$(1,725,356)	$79,961

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Non-Life Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Reconciliation of beginning and ending non-life reserves:
Gross liability at beginning of period	$12,082,650	$11,507,329	$12,047,792	$11,395,321
Reinsurance recoverable at beginning of period	(1,522,819)	(841,404)	(1,532,666)	(782,330)
Net liability at beginning of period	10,559,831	10,665,925	10,515,126	10,612,991
Net incurred losses related to:
Current year	794,305	830,781	1,563,990	1,652,014
Prior years	(110,586)	(645)	(137,680)	35,890
	683,719	830,136	1,426,310	1,687,904
Net losses paid	(571,182)	(683,883)	(1,212,216)	(1,381,968)
Retroactive reinsurance recoverable adjustment (1)	(32,338)	(321,245)	(35,981)	(321,245)
Effects of foreign exchange rate changes and other	(206,762)	40,703	(259,971)	(66,046)
Net liability at end of period	10,433,268	10,531,636	10,433,268	10,531,636
Reinsurance recoverable at end of period	1,507,622	1,119,434	1,507,622	1,119,434
Gross liability at end of period	$11,940,890	$11,651,070	$11,940,890	$11,651,070
Breakdown of gross liability at end of period:
Case reserves	$4,973,016	$4,721,688	$4,973,016	$4,721,688
Additional case reserves	127,895	128,287	127,895	128,287
Incurred but not reported reserves	6,839,979	6,801,095	6,839,979	6,801,095
Gross liability at end of period	$11,940,890	$11,651,070	$11,940,890	$11,651,070
Gross liability at end of period by Non-life segment:
P&C	8,617,788	8,066,460	8,617,788	8,066,460
Specialty	3,323,102	3,584,610	3,323,102	3,584,610
Gross liability at end of period	$11,940,890	$11,651,070	$11,940,890	$11,651,070
Unrecognized time value of non-life reserves (2)	$844,914	$253,954	$844,914	$253,954
(1) In the second quarter of 2021, the Company entered into a loss portfolio transfer and adverse development cover agreement in relation to prior underwriting years on the Company's U.S. casualty and auto business, and this transaction is accounted for as retroactive reinsurance.
(2) The unrecognized time value, or discount, is the difference between the undiscounted liability for non-life reserves recorded and the discounted amount of these reserves. This discount is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Life and Health Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Reconciliation of beginning and ending life and health reserves:
Gross liability at beginning of period	$2,724,112	$2,727,411	$2,638,086	$2,704,229
Reinsurance recoverable at beginning of period	(55,527)	(30,701)	(21,000)	(35,662)
Net liability at beginning of period	2,668,585	2,696,710	2,617,086	2,668,567
Net incurred losses	348,171	362,690	753,679	720,240
Net losses paid	(337,539)	(375,965)	(693,671)	(673,588)
Effects of foreign exchange rate changes and other	(187,792)	26,098	(185,669)	(5,686)
Net liability at end of period	2,491,425	2,709,533	2,491,425	2,709,533
Reinsurance recoverable at end of period	41,711	26,510	41,711	26,510
Gross liability at end of period	$2,533,136	$2,736,043	$2,533,136	$2,736,043
Life value in force (1)	$961,300	$504,600	$961,300	$504,600
(1) The life value in force (Life VIF) is the value that will emerge from life policies over time that is not recognized in the Company's tangible book value. The Company’s Life VIF is calculated on a going concern basis and is the sum of: (i) present value of future profits which represents the net present value of projected after-tax cash flows net of Life reserves, net of deferred acquisition costs and gross of value of business acquired; (ii) cost of economic capital; (iii) time value of options and guarantees; and (iv) cost of non-economic excess encumbered capital. The difference in the Life VIF year-over-year is in part due to a methodology refinement.

Supplementary Financial Information

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		June 30, 2022
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Southeast	Hurricane	$1,262
U.S. Northeast	Hurricane	1,286
U.S. Gulf Coast	Hurricane	1,173
Caribbean	Hurricane	221
Europe	Windstorm	623
Japan	Typhoon	408
California	Earthquake	1,099	$1,489
Australia	Earthquake	395	556
Japan	Earthquake	369	428
New Zealand	Earthquake	292	478
British Columbia	Earthquake	198	390
The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (see Risk Management—Natural Catastrophe PML in Item 4 of the 20-F).

Supplementary Financial Information

PartnerRe Ltd.
Non-GAAP Financial Measures - Regulation G

In addition to the GAAP financial measures set forth herein, the Company has also included certain non-GAAP financial measures within the meaning of Regulation G. Management believes that these non-GAAP financial measures are useful to investors and other stakeholders and help provide a consistent basis for comparison between quarters and for comparison with other companies within the industry. These measures may not, however, be comparable to similarly titled measures used by other companies outside of the insurance industry. These non-GAAP measures should be considered an addition to, and not a substitute for, measures of financial performance prepared in accordance with GAAP and investors are cautioned not to place undue reliance on these non-GAAP measures in assessing the Company’s overall financial performance.
The reconciliation of non-GAAP financial measures to the most comparable GAAP financial measures in accordance with Regulation G is included within the relevant tables.
Operating Income (Loss) available to Common Shareholder (Operating Income (Loss)); Annualized Operating Return on Average Common Shareholder's Equity (Annualized Operating ROE): The Company uses Operating income (loss) and Annualized Operating ROE to measure performance, as these measures focus on the underlying fundamentals of the Company’s operations. Operating income (loss) is calculated after preferred dividends and excludes the impact of net realized and unrealized gains and losses on investments, net foreign exchange gains and losses, interest in earnings (losses) of equity method investments, favorable or adverse prior years' reserves development for which we have ceded the risk under an adverse development cover (ADC) and related changes in amortization of the deferred gain, and the cumulative tax effects of these adjustments. The Company calculates Annualized Operating ROE using Operating income (loss) for the period divided by the average common shareholder's equity outstanding for the period. Operating income (loss) should not be viewed as a substitute for Net Income (Loss) prepared in accordance with GAAP. Annualized Operating ROE supplements GAAP information. The Company's management believes that Operating income (loss) is useful to stakeholders because it more accurately reflects the underlying fundamentals of the business by removing the variability arising from activity that is largely independent of its business and underwriting processes, such as: fluctuations in the fair value of the Company's investment portfolio; fluctuations in foreign exchange rates; fluctuations of returns on the Company's equity method investments; the impact of retroactive reinsurance agreements where the Company believes adjusting for this development shows the ultimate economic benefit of the ADC; and the impact of non-recurring transactions such as losses on the redemption of preferred shares.
Tangible Book Value: The Company calculates Tangible Book Value using common shareholder's equity less goodwill and intangible assets, net of tax. The Company's management believes Tangible Book Value is useful to stakeholders because it provides a more accurate measure of realizable value of shareholder returns.

Supplementary Financial Information

PartnerRe Ltd.
Return on Common Shareholder's Equity (ROE)
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended				For the six months ended
	June 30, 2022		June 30, 2021		June 30, 2022		June 30, 2021
	$	ROE (1)	$	ROE (1)	$	ROE (1)	$	ROE (1)
Net (loss) income attributable to common shareholder	$(606,175)	(38.3)%	$313,521	18.3%	$(1,145,503)	(34.3)%	$247,645	7.2%
Less: adjustments for non-operating items
Net realized and unrealized investment (losses) gains	(985,654)	(62.3)	216,390	12.6	(1,725,356)	(51.7)	79,961	2.3
Net foreign exchange gains (losses)	48,086	3.0	(29,784)	(1.7)	12,900	0.4	(58,700)	(1.7)
Interest in earnings of equity method investments	3,277	0.2	9,772	0.6	16,393	0.5	39,925	1.2
Adverse prior years' reserve development subject to ADC	(27,869)	(1.8)	—	—	(30,571)	(0.9)	—	—
Loss on redemption of preferred shares	—	—	(21,234)	(1.2)	—	—	(21,234)	(0.6)
Tax effects of adjustments	28,400	1.8	(12,142)	(0.8)	79,604	2.4	15,310	0.4
Operating income	$327,585	20.8%	$150,519	8.8%	$501,527	15.0%	$192,383	5.6%
(1) ROE is calculated as net income or loss attributable to common shareholder divided by average common shareholder's equity, annualized for the quarter. The following is the average common shareholder's equity calculated using the sum of the beginning of period and end of period common shareholder's equity divided by two.

	For the three months ended		For the six months ended
Calculation of average common shareholder's equity	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Beginning of period common shareholder's equity	$6,649,409	$6,668,095	$7,343,986	$6,689,756
End of period common shareholder's equity	$6,009,894	$7,020,414	$6,009,894	$7,020,414
Average common shareholder's equity	$6,329,652	$6,844,255	$6,676,940	$6,855,085

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(Expressed in thousands of U.S. dollars)
(Unaudited)

	June 30, 2022	December 31, 2021
Tangible book value:
Total shareholders' equity	$6,209,894	$7,543,986
Less:
Preferred shares, aggregate liquidation value at $25 per share	200,000	200,000
Common shareholder’s equity or book value	6,009,894	7,343,986
Less:
Goodwill	456,380	456,380
Intangible assets, net of tax (1)	85,913	89,702
Tangible book value	$5,467,601	$6,797,904

Capital structure:
Senior notes
Senior notes due 2029	$496,847	$496,620
Senior notes due 2026 (2)	782,194	843,950
Junior subordinated notes
Junior subordinated notes due 2050	494,542	494,445
Capital efficient notes due 2066	62,484	62,484
Total debt	1,836,067	1,897,499
Preferred shares, aggregate liquidation value	200,000	200,000
Common shareholder's equity	6,009,894	7,343,986
Total capital	$8,045,961	$9,441,485
(1) The intangible assets are presented in the table above net of tax of $8 million and $9 million at June 30, 2022 and December 31, 2021, respectively.
(2) The decrease relates primarily to the foreign exchange impact of remeasuring the Euro debt into U.S. dollars at the balance sheet date.